
06041793

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20459


SEC MAIL PROCESSING
RECEIVED
JUN 1 4 2006
WASH, DC
190
SECTION

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Plan Year Ended **December 31, 2005.**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-6560

C. Full title of the plan and address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

D. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, VA 22102


PROCESSED
JUL 1 9 2006
THOMSON
FINANCIAL

Required information is presented on the attached pages.

Signatures:

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FAIRCHILD CORPORATION PENSION AND RETIREMENT COMMITTEE

By: ______________________
Robert H. Kelley, Member, Pension and Retirement Committee

Date: July 13, 2006



Table of Contents

Savings Plan For Employees Of The Fairchild Corporation

Financial Statements With Supplemental Information



Years Ended December 31, 2005 And 2004
With Report Of Independent Registered Public Accounting Firm

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION


SEC MAIL PROCESSING
RECEIVED
JUN 14 2006
WASH, D.C.
190
SECTION

Table of Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Savings Plan for Employees of The Fairchild Corporation
McLean, Virginia

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of The Fairchild Corporation (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Savings Plan for Employees of The Fairchild Corporation as of December 31, 2005 and 2004, and the changes in its financial status for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The accompanying schedule of delinquent contributions and of assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the Plan's basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 6 to the financial statements, the 2004 financial statements have been restated to properly recognize demutualization income.

McGladrey & Pullen, LLP

Bethesda, Maryland
June 6, 2006, except for Note 12, as to
which the date is July 6, 2006

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Statements Of Net Assets Available For Benefits
December 31, 2005 And 2004


SEC MAIL
PROCESSING
RECEIVED
JUN 1 4 2006
WASH. D.C.
190
SECTION

		2005		2004 (As restated)
Investments:				
Investments at fair value:				
Common/collective trusts	$	32,167,659	$	34,283,169
Common stocks		29,156		38,670
Mutual funds		16,797,592		15,134,121
Loans to participants		655,025		866,154
Employer securities		426,125		538,293
		50,075,557		50,860,407
Interest-bearing cash		157		-
Receivables:				
Employee contributions		79,463		81,337
Employer contributions		23,321		-
		102,784		81,337
Total assets		50,178,498		50,941,744
Liabilities:				
Excess employee contributions refundable		(23,373)		-
Net assets available for benefits	$	50,155,125	$	50,941,744

See Accompanying Notes To The Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Statements Of Changes In Net Assets Available For Benefits
Years Ended December 31, 2005 And 2004

	2005	2004 (As restated)
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Investments	$ 2,299,711	$ 3,216,699
Employer securities	(170,080)	(226,851)
	2,129,631	2,989,848
Interest and dividends	1,617,857	1,153,014
Total investment income	3,747,488	4,142,862
Contributions:		
Employee	1,035,549	949,502
Employer	110,057	-
Other	14,589	28,701
	1,160,195	978,203
Total additions	4,907,683	5,121,065
Deductions:		
Benefits paid directly to participants	(5,623,490)	(6,721,718)
Administrative expenses	(70,812)	(58,338)
	(5,694,302)	(6,780,056)
Net decrease	(786,619)	(1,658,991)
Net assets available for benefits:		
Beginning of year, as previously reported	50,941,744	49,059,776
Effect of prior year restatement	-	3,540,959
Beginning of year, as restated	50,941,744	52,600,735
End of year	$ 50,155,125	$ 50,941,744

See Accompanying Notes To The Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Notes To Financial Statements
December 31, 2005 And 2004

Note 1. Description of Plan; Merger of Other Plans

The following summary of the Savings Plan for Employees of The Fairchild Corporation (the Plan), formerly the Fairchild Savings and Employee Stock Ownership Plan (SESOP), which was formerly the Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP), is provided for general information purposes only. Participants should refer to the legal Plan Document for more complete information. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General - The Plan was originally adopted, effective January 1951, by the Board of Directors and shareholders of Fairchild Industries, Inc. (the Company), a wholly-owned subsidiary of The Fairchild Corporation (the Corporation), formerly Banner Industries, Inc. The term Plan Sponsor as used herein refers to either the Company or the Corporation.

Effective January 1, 1986, the Plan was amended and restated into an employee stock ownership plan as described in Section 4975(E)(7) of the Internal Revenue Code (Code), coverage was expanded to include all non-bargaining unit employees and the Plan was renamed The Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP).

Effective February 1, 1989, The Savings Plan for Employees of Fairchild Industries, Inc. (Savings Plan) was merged into the ESOP to form the SESOP.

On December 18, 1990, the Corporation adopted a restated document entitled the Savings Plan for Employees of The Fairchild Corporation. The Plan as restated is intended to be a continuation of the Savings Plan.

As a result of Company acquisitions in 1999, the Plan was amended and restated, effective December 31, 1999, to reflect the merger of the Kaynar Technologies, Inc. Savings and Retirement Plan, the Amended and Restated Banner Aerospace, Inc. Profit Sharing/401(k) Plan and Trust, and the Marcliff Savings Plan. As of December 31, 1999, employees ceased participation in the three merged plans and began participation in the Plan. Assets from the three plans totaling $56,820,193 were transferred into the Savings Plan for Employees of The Fairchild Corporation on February 1, 2000.

The purpose of the Plan is to provide a vehicle for the eligible employees of the Corporation and its United States subsidiaries that have adopted the Plan (individually, the Corporation or any United States subsidiary that has adopted the Plan is referred to as a "Plan Sponsor") to save funds on a tax-advantaged basis and receive a proprietary interest in the Corporation and to assist the Plan Sponsor in attracting and retaining competent employees.

Subject to meeting the requirements for participation set forth in the Plan and described below, each eligible employee of the Corporation or any United States subsidiary of the Corporation that has adopted the Plan is entitled to participate in the Plan.

The Plan consists of two components: (1) a savings feature that allows participants to contribute a portion of their annual compensation to the Plan through payroll deductions and to receive Plan Sponsor discretionary matching contributions on those contributions (Matching Contributions) and (2) a profit sharing feature that allows the Plan Sponsor to make contributions at the discretion of its board of directors to the accounts of eligible participants.

Participants may make their contributions on a before-tax basis in accordance with a qualified cash or deferred arrangement permitted under Section 401(k) of the Internal Revenue Code or can elect to have their contributions made under the after-tax contribution provisions of the Plan.

Note 1. Description of Plan; Merger of Other Plans (Continued)

Newly hired employees over age 18 are eligible for Plan participation on the first of the month following 60 days of service. Unless the employee enrolled in the Plan or waived participation in the Plan, the newly eligible employee will be automatically enrolled after the first of the month upon completion of 90 days of service, and a pre-tax contribution of 3% will be withheld from the participant's eligible compensation. The contributions made to the Plan on the participant's behalf will be invested in the Stable Value Fund selected in accordance with Plan procedures established by the plan administrator. Highly compensated employees may contribute up to 15% of compensation, and non-highly compensated employees may contribute up to 20% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2002, Plan Sponsor matching contributions are discretionary and determined annually by the Board of Directors. There was no discretionary matching contribution made for the plan year 2004. Beginning January 1, 2005, the Plan document was amended to allow for matching contributions to be made by the Plan Sponsor on behalf of each participant of the Plan in the amount equal to 50% of the sum of the participant's before-tax and after-tax contributions, up to 5% of the participant's annual compensation. Employer matching contributions made for the plan year 2005 was $298,650.

Each employee of the Plan Sponsor who is not a leased employee is generally eligible to participate in the Plan.

Contributions may be made in the form of Corporation stock, cash, or other property, provided that cash will be contributed as needed to provide the Plan with sufficient funds to pay in full when due any interest and principal payments required under any and all loans (or other extensions of credit) made to the Plan and used by the Trustee to finance the acquisition of common stock issued by the Plan Sponsor.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan reflect the accrual basis of accounting. The following accounting policies were followed in determining the value of the net assets available for Plan benefits:

1. Investments are stated at fair value.

2. Distributions to participants are recorded when paid.

3. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan provides that all usual and reasonable administrative expenses of the Plan related to trustee fees, record-keeping fees, and investment management fees are to be paid out of the Plan assets.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, if any, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Note 2. Summary of Significant Accounting Policies (Continued)

Administration - The Plan is administered by a committee known as the Pension and Retirement Committee (the Committee) appointed by the Board of Directors of the Corporation. The duties of the Committee include, but are not limited to interpreting the Plan, issuing directions to the Trustee to pay benefits from the Plan and appointing and employing agents to assist in the administration of the Plan.

Investments Valuation and Income Recognition - Investments are stated at fair value. Investments in marketable equity securities and debt securities traded on a national securities exchange are valued by the trustee generally at the last reported sales or bid price of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Shares held in common/collective trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Loans to participants are stated at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on the average cost of the respective securities. Dividends are recognized on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Employees may invest in the funds in increments of 1%. Participants may transfer their account balances in any investment fund to one or more of the other investment funds daily. The transfer must be in multiples of 1% of the account balance.

Participant Loans - Participant Loan Account - Active participants can apply for a loan at any time for any purpose. They can borrow up to 50% of their vested account balance. The maximum loan amount is $50,000; the minimum is $1,000. The maximum loan period is five years or longer for a home loan. One loan to purchase a home and two general-purpose loans can be outstanding at any time. Loans are repaid through payroll deductions. The interest paid on the loan is credited to participants' individual accounts. Interest rates on loans range from 5.0% to 10.5%, which is commensurate with local prevailing rates as determined by the Plan Administrator.

Vesting - The Plan's vesting schedule is as follows:

Full Years Of Vesting Service	Percentage Vested
Less than one	0%
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Vesting service means each Plan year during which an employee has completed no less than 1,000 hours of service. Employees who were participants of the Marcliff Savings Plan prior to the merger in 1999 retain their former vesting schedule. These participants are 100% vested after three years of service.

In the event of disability or retirement under the provision of a pension plan sponsored by the Corporation, or death, matching contributions are 100% vested. The balance of a participant's before-tax and after-tax contributions are fully vested and non-forfeitable at all times.

Note 2. Summary of Significant Accounting Policies (Continued)

Distributions – Until the Plan year ended December 31, 2001, benefits under the Plan were distributed either in a lump sum, installment distribution, or annuity. For subsequent years, distributions are only paid as lump sum payments. Any participants who were receiving installments or annuities were able to continue receiving payments in that form. All new benefits are distributed in lump sum payments. The value of the matching contributions is fully vested upon the earlier of disability, death, attainment of age 65, or five years of service. If, prior to attaining full vesting, a participant terminates employment, the non-vested value of company matching contributions is forfeited. Forfeitures are used to reduce current matching contributions or pay plan expenses. Forfeitures were $15,521 and $250,068 in 2005 and 2004, respectively. All administrative expenses paid by the Plan in 2005 and 2004 were paid via the forfeiture account and $188,592 of company contributions were paid via the forfeiture account in 2005.

Note 3. Investments

Investments representing 5% or more of the Plan's net assets are as follows at December 31:

	2005	2004
Putnam Bond Index Fund	$ 3,173,567	$ 3,179,438
Putnam Stable Value Fund	19,007,684	20,437,286
Putnam S&P 500 Index Fund	9,986,408	10,666,445
T. Rowe Price Balanced Fund	5,064,897	4,936,173
Fidelity Diversified International Fund	-	2,457,812
MSIF Small Company Growth Portfolio	4,508,530	4,257,881
American Funds Growth Fund of America	3,563,420	3,058,647
Thornburg International Value Fund CL I	3,140,018	-
Other investments	1,631,033	1,866,725
	$ 50,075,557	$ 50,860,407

For the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,129,631 and $2,989,848 in 2005 and 2004, respectively, as described below:

	2005	2004
Common/collective trusts	$ 1,381,616	$ 1,827,916
Mutual funds	925,418	1,371,642
Common stock	(7,323)	17,141
Employer securities	(170,080)	(226,851)
	$ 2,129,631	$ 2,989,848

Note 4. Tax Status

The Plan has been amended to comply with (1) various regulations and rulings issued by government agencies including the Small Business Job Protection Act, the Taxpayer Relief Act, the Community Renewal Tax Relief Act of 2000 and the Economic Growth and Tax Relief Reconciliation Act of 2001 to ensure that the Plan document complies with current administrative practice and (2) to make certain changes to plan benefits. On February 25, 2003, the Plan received a favorable determination letter from the Internal Revenue Service, indicating that the Plan as designed and amended is in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Note 5. Plan Termination

Although the Corporation has not expressed any intent to discontinue its contributions, it is free to do so at any time. In the event that such discontinuance results in the effective termination of the Plan, the Plan provides that all participants become 100% vested, and the Plan will continue in effect for the sole purpose of liquidating the participants' interest in the Plan.

Effective June 24, 2005, as a result of a sale of the stock of Fairchild Aerostructures Company, an affiliate of the Plan Sponsor, to PCA Aerospace, Inc., Fairchild Aerostructures Company (FAC) has terminated its participation in the Plan. Employees of FAC, as of the closing date, who, as a result of the sale incurred a termination of employment, were therefore fully vested in both the discretionary and matching contributions credited to their accounts.

Note 6. Restatement Related to MetLife Demutualization

In 2000, Metropolitan Life Insurance Company went through a demutualization process whereby it converted from a mutual insurance company, owned by policy holders, to a stock insurance company, owned by stockholders (the Demutualization). The name of the new company remained Metropolitan Life Insurance Company (MetLife) but it became owned by a holding company, MetLife, Inc. In the Demutualization, policy holders of MetLife received either (1) common stock of MetLife, Inc., (2) cash, or (3) policy credits.

At the time of the Demutualization, the Plan had a guaranteed investment contract (GIC) from MetLife. The GIC was designed to preserve the principal balance of funds in the Plan and provide for a rate of return. As part of the Demutualization, MetLife issued shares of MetLife, Inc. stock to GIC holders unless the holders requested an alternative form of compensation.

On April 7, 2000 (the Distribution Date), MetLife issued a certificate representing 103,810 shares of MetLife, Inc. stock to Putnam Fiduciary Trust Company (Putnam) as trustee for the Plan at the time. The sale of the stock and additional dividends from the earnings on the sale of the MetLife stock in 2005 resulted in investment income of $5,161,049. Due to administrative error, the proceeds were not timely allocated to participants' accounts. The Company is currently in the process of filing a Voluntary Correction Process with the Internal Revenue Service (IRS) regarding the Plan to seek IRS approval of a proposed correction to now allocate the proceeds to the proper participants' accounts.

Note 6. Restatement Related to MetLife Demutualization (Continued)

Because of the significance of this transaction, a restatement was made to the 2004 financial statements. The $5,161,049 proceeds were reported as follows on the statements of changes in net assets available for benefits:

Year Ended December 31,		2005		2004
Increase in net appreciation in fair value of common/collective trusts	$	862,276	$	710,060
Increase in dividend income		-		47,754
Effect of prior year restatement		-		3,540,959
	$	862,276	$	4,298,773

Due to the fact that the demutualization occurred in 2000, but was not previously reported, the net assets available for benefits at January 1, 2004 have been restated for an increase of $3,540,959 to record the value of the stock acquired as a result of the transaction. Additionally, the net appreciation in fair value of investments and the interest and dividends income reported on the statement of changes in net assets available for benefits for the year ended December 31, 2004 have been restated for an increase of $710,060 and $47,754, respectively, to reflect the investment income during 2004 related to the stock acquired in this transaction.

Note 7. Risk and Uncertainties

The Plan invests in common collective trusts, mutual funds and stocks. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 8. Plan Amendments

In July 2005, the Plan was amended, effective March 28, 2005, to reduce the mandatory cash-out threshold amount to a participant from $5,000 to $1,000. As a result of a sale of the stock of Fairchild Aerostructures Company, an affiliate of the Plan Sponsor, to PCA Aerospace, Inc., Fairchild Aerostructures Company (FAC) has terminated its participation in the Plan effective June 24, 2005. As a result, the Plan Sponsor amended the Plan, effective June 24, 2005, to treat each participant who is an employee of FAC as of the closing date as an employee who has incurred a termination of employment and therefore fully vest these employees in both the discretionary and matching contributions credited to their accounts.

In October 2004, the Plan was amended, effective January 1, 2005, to increase the maximum deferral percentage for Highly Compensated Employees to 15% and to provide for an employer match equal to fifty percent (50%) of the sum of the Participant's pre-tax and after-tax participant contributions, not in excess of five percent (5%) of that portion of a participant's annual compensation, as defined by the Plan.

In August 2004, the Plan was amended, effective October 2004, to allow employees of Intersport Fashions West, a new affiliate, to be permitted to enter the Plan with their previous service credited to them.

Note 9. Related Party Transactions

In January 2005, Putnam resigned from being trustee and Mercer Trust Company (Mercer) became the new trustee. Mercer and Putnam are related entities by virtue of being owned by a common parent. Certain plan investments are common/collective trusts managed by Putnam and therefore these transactions qualify as party-in-interest. No fees were paid by the Plan to Putnam for investment management services for the years ended December 31, 2005 or 2004.

Note 10. Delinquent Participant Contributions

During the year ended December 31, 2004, the Plan had $6,875 of contributions and $1,423 of loan repayments that were not remitted in the time frame prescribed by the Department of Labor's Rules and Regulations. On March 11, 2005, the Company made corrective contributions representing lost earnings of $625 to the Plan.

Note 11. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits per the financial statements	$ 50,155,125	$ 50,941,744
Deemed distributions	(161,224)	(182,853)
Adjustments to net appreciation in fair value of investments (see Note 6)	-	(710,060)
Adjustments to dividend income (See Note 6)	-	(47,754)
Effect of prior year restatement (See Note 6)	-	(3,540,959)
Net assets available for benefits per the Form 5500	$ 49,993,901	$ 46,460,118

The following is a reconciliation of interest and dividend income per the financial statements for the years ended December 31, 2005 and 2004, to the Form 5500:

	2005	2004
Investment income per the financial statements	$ 3,747,488	$ 4,142,862
Accrued interest on deemed distributions	(16,763)	(7,825)
Miscellaneous variance	-	(29)
Adjustments to net appreciation in fair value of investments (See Note 6)	-	(710,060)
Adjustments to dividend income (See Note 6)	-	(47,754)
Interest and dividend income per the Form 5500	$ 3,730,725	$ 3,377,194

The following is a reconciliation of distributions per the financial statements for the years ended December 31, 2005 and 2004, to the Form 5500:

	2005	2004
Distributions per the financial statements	$ 5,623,490	$ 6,721,718
Deemed distributions	146,968	174,999
Corrective Distributions	37,915	-
Distributions per the Form 5500	$ 5,808,373	$ 6,896,717

Note 12. Subsequent Events

In June 2006, the Plan was amended, effective April 28, 2006, as a result of a reduction in workforce at Intersports Fashions West, Inc., an affiliate of the Plan Sponsor, to fully vest the employees who were involuntarily terminated by the Plan Sponsor or was requested to resign by the Plan Sponsor in both the discretionary and matching contributions credited to their accounts.

Note 13. FASB Staff Position ("FSP") AAG INV-1 and AICPA Statement of Position ("SOP") 94-4-1

SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans ("SOP 94-4"), is amended by FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP AAG INV-1 and SOP 94-4-1"). The financial statement presentation and disclosure guidance in paragraphs 8–11 of FSP AAG INV-1 and SOP 94-4-1 is effective for financial statements for plan years ending after December 15, 2006. The revised definition of fully benefit–responsive in paragraph 7 of FSP AAG INV-1 and SOP 94-4-1 shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. If comparative financial statements are presented, the guidance in FSP AAG INV-1 and SOP 94-4-1 shall be applied retroactively to all prior periods presented. If an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract shall be considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of SOP 94-4. The adoption of FSP AAG INV-1 and SOP 94-4-1 is not expected to have a material impact on the Savings Plan's net assets available for benefits or changes in net assets available for benefits .

SUPPLEMENTAL SCHEDULES

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Schedule of Delinquent Participant Contributions
Form 5500 - Schedule H, Line 4a
Year Ended December 31, 2005

Employer Identification Number: 54-1794337
Plan Number: 014

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transaction	(d) Cost of Asset	(e) Fair Value of Asset	(f) Net Gain or Loss on Transaction
Fairchild Holding Corporation*	Plan sponsor	Delinquent 2004 contributions**	$ 8,298	$ 8,298	N/A

* Represents party in interest
**Participant contributions and lost earnings were remitted during the 2005 Plan year.

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Schedule Of Assets (Held At End Of Year)
Form 5500 - Schedule H, Item 4i
December 31, 2005

Employer Identification Number: 54-1794337
Plan Number: 014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Shares	(d) Cost**	(d) Current Value
*	Putnam Bond Index Fund	Common/collective trust	221,309		$ 3,173,567
*	Putnam Stable Value Fund	Common/collective trust	19,007,684		19,007,684
*	Putnam S&P 500 Index Fund	Common/collective trust	310,426		9,986,408
	American Funds Growth Fund	Mutual fund	116,148		3,563,420
	MSIF Small Company Growth	Mutual fund	350,041		4,508,530
	Thornburg International Value Fund	Mutual fund	131,436		3,140,018
	T. Rowe Price Balanced Fund	Mutual fund	256,191		5,064,897
	Goldman Sachs Small Cap Value	Mutual fund	6,949		283,662
	T. Rowe Price Equity Income	Mutual fund	9,146		237,065
*	Participant Loan	Participant Loans (5.0%-10.5%)***			655,025
*	Fairchild Corporation Stock	Employer securities-common shares	167,108		426,125
	Global Sources Ltd. Stock Fund	Common stock	3,021		29,156
					$ 50,075,557

* Represents a party-in-interest to the Plan.

** Cost information is not required for participant directed investments

*** Maturity dates of loans extend to November 2014

See Accompanying Report Of Independent Registered Public Accounting Firm.

McGladrey & Pullen
Certified Public Accountants

Exhibit 23

McGladrey & Pullen, LLP
6701 Democracy Blvd., Ste. 600
Bethesda, MD 20817-7520
O 301.897.0257 F 301.897.2020
www.mcgladrey.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Fairchild Corporation
Savings Plan for the Employees of the Fairchild Corporation

We consent to the incorporation by reference in Registration Statement No. 333-97703, and on Form S-8 of the Fairchild Corporation, of our report, dated June 6, 2006, except for Note 12, as to which the date is July 6, 2006, relating to the statements of net assets available for benefits of the Savings Plan for Employees of The Fairchild Corporation as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, which report appears in the December 31, 2005 Form 11-K of the Savings Plan for Employees of the Fairchild Corporation.

McGladrey & Pullen, LLP

Bethesda, Maryland
July 11, 2006